UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

electroCore, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28531P103
(CUSIP Number)

Jay H. Knight
Barnes & Thornburg LLP
1600 West End Avenue, Suite 800
Nashville, Tennessee 37203-3494
(615) 621-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 9 Pages
Exhibit Index Found on Page 9

SCHEDULE 13D
CUSIP No. 28531P103

(1)	Names of reporting persons Charles Steve Theofilos, M.D.
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing directly or indirectly hold an aggregate of 587,369 shares of Common Stock (as defined in Item 1) and hold Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 1,551,777 shares of Common Stock.  Due to exercise limitations set forth in the Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons have the right to exercise Warrants for up to an aggregate of 62,673 shares of Common Stock.  Accordingly, as of the date of this filing the aggregate shares of Common Stock and Warrants held by the reporting persons represent beneficial ownership of 9.99% of the class of Common Stock.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
332,740(1)
(8)	Shared voting power
85,973(2)
(9)	Sole dispositive power
332,740(1)
(10)	Shared dispositive power
85,973(2)
(11)	Aggregate amount beneficially owned by each reporting person 418,713(1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.5%(3)
(14)	Type of reporting person (see instructions) IN

(1) Includes: (a) 326,437 shares of Common Stock held by Dr. Theofilos directly pursuant to a self-directed IRA; and (b) 6,303 shares of Common Stock that have been issued to Dr. Theofilos upon the vesting of Deferred Stock Units.
(2) Includes 85,973 shares of Common Stock held in a joint account by Dr. Theofilos and Kathryn Theofilos, his spouse.
(3) Based on 6,006,064 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on May 8, 2024, as adjusted and approximated for the issuance of shares of Common Stock in the June 2024 Private Placement (as defined in the Preliminary Note).  See Item 5.

Page 2 of 9 Pages

CUSIP No. 28531P103

(1)	Names of reporting persons Kathryn Theofilos
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
** The reporting persons making this filing directly or indirectly hold an aggregate of 587,369 shares of Common Stock (as defined in Item 1) and hold Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 1,551,777 shares of Common Stock.  Due to exercise limitations set forth in the Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons have the right to exercise Warrants for up to an aggregate of 62,673 shares of Common Stock.  Accordingly, as of the date of this filing the aggregate shares of Common Stock and Warrants held by the reporting persons represent beneficial ownership of 9.99% of the class of Common Stock.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
8,556(1)
(8)	Shared voting power
308,746(2)
(9)	Sole dispositive power
8,556(1)
(10)	Shared dispositive power
308,746(2)
(11)	Aggregate amount beneficially owned by each reporting person 317,302(1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.9%(3)
(14)	Type of reporting person (see instructions) IN

(1) Includes 8,556 shares of Common Stock held by Mrs. Theofilos directly.
(2) Includes: (a) 85,973 shares of Common Stock held in a joint account by Mrs. Theofilos and Dr. Theofilos, her spouse; (b) 153,168 shares of Common Stock held by Happy Holstein, LLLP, of which Happy Holstein Management, LLC is the general partner, of which Mrs. Theofilos is the manager; (c) 790 shares of Common Stock held by MCKT, LLC, of which Mrs. Theofilos is the manager; (d) 6,142 shares of Common Stock held by Dr. and Mrs. Theofilos’s adult children, over which Mrs. Theofilos shares voting and dispositive power; and (e) 62,673 shares of Common Stock for which Warrants (as defined in the Preliminary Note) held by Happy Holstein Management, LLC are exercisable within the next 60 days.  Excludes 1,493,104 shares of Common Stock for which Warrants held by Happy Holstein Management, LLC are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).
 (3) Based on 6,006,064 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on May 8, 2024, as adjusted and approximated for the issuance of shares of Common Stock in the June 2024 Private Placement (as defined in the Preliminary Note).  See Item 5.

Page 3 of 9 Pages

CUSIP No. 28531P103

(1)	Names of reporting persons Happy Holstein Management, LLC
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
** The reporting persons making this filing directly or indirectly hold an aggregate of 587,369 shares of Common Stock (as defined in Item 1) and hold Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 1,551,777 shares of Common Stock.  Due to exercise limitations set forth in the Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons have the right to exercise Warrants for up to an aggregate of 62,673 shares of Common Stock.  Accordingly, as of the date of this filing the aggregate shares of Common Stock and Warrants held by the reporting persons represent beneficial ownership of 9.99% of the class of Common Stock.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
0
(8)	Shared voting power
215,841(1)
(9)	Sole dispositive power
0
(10)	Shared dispositive power
215,841(1)
(11)	Aggregate amount beneficially owned by each reporting person 215,841(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.3%(1)(2)
(14)	Type of reporting person (see instructions) OO

(1) Includes: (a) 153,168 shares of Common Stock held by Happy Holstein, LLLP, of which Happy Holstein Management, LLC is the general partner; and (b) 62,673 shares of Common Stock for which Warrants (as defined in the Preliminary Note) held by Happy Holstein Management, LLC are exercisable within the next 60 days.  Excludes 1,493,104 shares of Common Stock for which Warrants held by Happy Holstein Management, LLC are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).
(2) Based on 6,006,064 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on May 8, 2024, as adjusted and approximated for the issuance of shares of Common Stock in the June 2024 Private Placement (as defined in the Preliminary Note).  See Item 5.

Page 4 of 9 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on December 18, 2023 (the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

As of the date hereof, HH Management holds: (i) 113,314 Prefunded Common Stock Warrants (the “2023 Prefunded Warrants”), issued on August 2, 2023, each of which is currently exercisable, subject to the Beneficial Ownership Limitation (as defined below), for one share of Common Stock at an exercise price of $0.001 per share; (ii) 283,285 Common Stock Warrants (the “2023 Warrants”), issued on August 2, 2023 and expiring on February 2, 2029, each of which is currently exercisable, subject to the Beneficial Ownership Limitation, for one share of Common Stock at an exercise price of $4.35 per share; (iii) 770,119 Prefunded Common Stock Warrants (the “June 2024 Prefunded Warrants”), issued on June 5, 2024, each of which is currently exercisable, subject to the Beneficial Ownership Limitation, for one share of Common Stock at an exercise price of $0.001 per share; and (iv) 385,059 Common Stock Warrants (the “June 2024 Warrants,” and, together with the 2023 Prefunded Warrants, the 2023 Warrants and the June 2024 Prefunded Warrants, the “Warrants”), issued on June 5, 2024 and expiring on June 5, 2029, each of which is currently exercisable, subject to the Beneficial Ownership Limitation, for one share of Common Stock at an exercise price of $6.43 per share.

The terms of the Warrants provide that Warrants may not be exercised to the extent that, after giving effect to such exercise, the holder (together with the holder’s Attribution Parties, as defined therein) would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the shares of Common Stock then issued and outstanding (the “Beneficial Ownership Limitation”).  As of the date hereof, the Beneficial Ownership Limitation permits HH Management to exercise Warrants for an aggregate of not more than 62,673 shares of Common Stock.  In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the aggregate remaining 1,493,104 Warrants held by HH Management are not exercisable due to the Beneficial Ownership Limitation.

As used herein, the term “June 2024 Private Placement” refers to the Issuer’s private placement which, as disclosed by the Issuer in its Form 8-K filed with the SEC on June 3, 2024, closed on June 5, 2024 and entailed the issuance and sale by the Issuer of securities including an aggregate 438,191 shares of Common Stock.

Item 2. Identity and Background

This Amendment hereby amends and restates Item 2 of the Prior Schedule 13D in its entirety as follows:

“
(a)
This Schedule 13D is being filed by: (i) Charles Steve Theofilos, M.D. (“Dr. Theofilos”); (ii) Kathryn Theofilos (“Mrs. Theofilos”); and (iii) Happy Holstein Management, LLC (“HH Management”).  Dr. Theofilos, Mrs. Theofilos, and HH Management are together referred to herein as the “Reporting Persons.”

(b)	The principal business address of each of the Reporting Persons is 300 Village Square Crossing, Suite 102, Palm Beach Gardens, FL 33410.

(c)
Dr. Theofilos is a retired neurosurgeon who founded The Spine Center in Palm Beach Gardens, FL in 1996. He also founded and serves as President of Theo Concepts, LLC and Founder of The Theo Group, a family office.

Mrs. Theofilos is President/CEO of The Theo Group, a family office, and an attorney and manager-member of Theofilos Law, P.L.

The principal business of HH Management is that of a personal asset-holding and -management company.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Theofilos and Mrs. Theofilos are both citizens of the United States of America. HH Management is a limited liability company organized under the laws of the State of Florida.”

Item 3. Source and Amount of Funds or Other Consideration

This Amendment hereby amends and supplements Item 3 of the Prior Schedule 13D by adding the following thereto:

“HH Management’s acquisition of the June 2024 Prefunded Warrants and June 2024 Warrants (each as further described in Item 5 below) in the June 2024 Private Placement was made using an aggregate $5 million of personal funds of the Reporting Persons.”

Item 4. Purpose of Transaction

This Amendment hereby amends and restates Item 4 of the Prior Schedule 13D in its entirety as follows:

“The disclosure set forth in Item 5 and 6 below is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the shares of Common Stock and Warrants for investment purposes.  On December 8, 2023, Dr. Theofilos was appointed as a Class III member of the Board of Directors of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of shares of Common Stock or other securities of the Issuer, consistent with its investment purpose, each Reporting Person at any time and from time to time may (subject to the terms of any applicable Issuer policy regarding transactions in Issuer securities by directors of the Issuer) acquire additional shares of Common Stock or other securities of the Issuer or transfer or dispose of any or all of its shares of Common Stock or other securities of the Issuer, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Common Stock and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of shares of Common Stock or other securities of the Issuer which it may hold at any point in time.

 Consistent with their investment purpose and subject to any applicable confidentiality obligations, one or more Reporting Persons or their representatives may engage in communications regarding the Issuer with other persons, including, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer.  Such communications may relate, without limitation, to the Issuer’s strategy, operations, capital structure, corporate governance, and/or any current or future initiatives that may be proposed or adopted by the Issuer’s management or Board of Directors.  During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons currently has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.”

Page 5 of 9 Pages

Item 5. Interest in Securities of the Company

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“(a)-(b).

The ownership information set forth herein is calculated based upon the 6,006,064 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on May 8, 2024, as adjusted and approximated for the issuance of shares of Common Stock in the June 2024 Private Placement.  The Reporting Persons calculate that there are 6,444,255 shares of Common Stock outstanding as so adjusted and approximated.

Person	Total Shares Of Common Stock Beneficially Owned	Percent of Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Charles Steve Theofilos, M.D.	418,713 (1)	6.5%	332,740	85,973	332,740	85,973
Kathryn Theofilos	317,302 (2)	4.9%	8,556	308,746	8,556	308,746
Happy Holstein Management, LLC	215,841 (3)	3.3%	0	215,841	0	215,841
(1) Includes: (a) 326,437 shares of Common Stock held by Dr. Theofilos directly pursuant to a self-directed IRA; (b) 6,303 shares of Common Stock that have been issued to Dr. Theofilos upon the vesting of Deferred Stock Units; and (c) 85,973 shares of Common Stock held in a joint account with Mrs. Theofilos.
(2) Includes: (a) 8,556 shares of Common Stock held by Mrs. Theofilos directly; (b) 85,973 shares of Common Stock held in a joint account with Dr. Theofilos; (c) 153,168 shares of Common Stock held by Happy Holstein, LLLP, of which HH Management is the general partner, of which Mrs. Theofilos is the manager; (d) 790 shares of Common Stock held by MCKT, LLC, of which Mrs. Theofilos is the manager; (e) 6,142 shares of Common Stock held by Dr. and Mrs. Theofilos’s adult children, over which Mrs. Theofilos shares voting and dispositive power; and (f) 62,673 shares of Common Stock for which Warrants held by HH Management are exercisable within the next 60 days.  Excludes 1,493,104 shares of Common Stock for which Warrants held by HH Management are not currently exercisable due to the Beneficial Ownership Limitation.

As of the date hereof, Mrs. Theofilos may be deemed to beneficially own 62,673 shares of Common Stock acquirable by HH Management upon the exercise of Warrants.  As the manager of HH Management, Mrs. Theofilos shares with HH Management the power to vote or direct the vote, and the power to dispose or direct the disposition of, the shares of Common Stock held by Happy Holstein, LLLP and the shares of Common Stock acquirable by HH Management upon the exercise of Warrants.
(3) Includes: (a) 153,168 shares of Common Stock held by Happy Holstein, LLLP, of which HH Management is the general partner; and (b) 62,673 shares of Common Stock for which Warrants held by HH Management are exercisable within the next 60 days.  Excludes 1,493,104 shares of Common Stock for which Warrants held by HH Management are not currently exercisable due to the Beneficial Ownership Limitation.

(c).

On June 5, 2024, HH Management purchased from the Issuer in the June 2024 Private Placement (i) June 2024 Prefunded Warrants to purchase up to 770,119 shares of Common Stock at an exercise price of $0.001 per share and (ii) June 2024 Warrants to purchase up to 385,059 shares of Common Stock at an exercise price of $6.43 per share.  Each June 2024 Prefunded Warrant and ½ June 2024 Warrant was purchased for a combined effective purchase price of $6.4924.  Other than the foregoing, none of the Reporting Persons has engaged in any transactions with respect to shares of Common Stock during the 60 days before the date of this filing.

(d).

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e).

Not applicable.

Page 6 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 3, 4 and 5 above is hereby incorporated by reference in this Item 6.

June 2024 Purchase Agreement

On June 5, 2024, HH Management purchased from the Issuer in the June 2024 Private Placement (i) June 2024 Prefunded Warrants to purchase up to 770,119 shares of Common Stock and (ii) June 2024 Warrants to purchase up to 385,059 shares of Common Stock.  Such purchases were effected pursuant to a Securities Purchase Agreement, dated as of May 31, 2024 (the “June 2024 Purchase Agreement”), among the Issuer, HH Management, and the other parties thereto.  The June 2024 Purchase Agreement contains customary terms and conditions.

The foregoing description of the June 2024 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of June 2024 Purchase Agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 3, 2024 and is hereby incorporated herein by reference.

June 2024 Prefunded Warrants

Pursuant to the June 2024 Purchase Agreement, on June 5, 2024 the Issuer issued to HH Management June 2024 Prefunded Warrants entitling the holder thereof to purchase up to 770,119 shares of Common Stock at an exercise price of $0.001 per share, subject to adjustment as provided therein.  The June 2024 Prefunded Warrants are immediately exercisable subject to the terms thereof and expire on the date they have been exercised in full.

The foregoing description of the June 2024 Prefunded Warrants does not purport to be complete and is qualified in its entirety by reference to the form of June 2024 Prefunded Warrant, a copy of which was filed by the Issuer as Exhibit 4.3 to the Issuer’s Form 8-K filed with the SEC on June 3, 2024 and is hereby incorporated herein by reference.

June 2024 Warrants

Pursuant to the June 2024 Purchase Agreement, on June 5, 2024 the Issuer issued to HH Management June 2024 Warrants entitling the holder thereof to purchase up to 385,059 shares of Common Stock at an exercise price of $6.43 per share, subject to adjustment as provided therein.  The June 2024 Warrants are immediately exercisable subject to the terms thereof and expire on June 5, 2029.

The foregoing description of the June 2024 Warrants does not purport to be complete and is qualified in its entirety by reference to the form of June 2024 Warrant, a copy of which was filed by the Issuer as Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on June 3, 2024 and is hereby incorporated herein by reference.”

Item 7. Material to Be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 5 the Form of Securities Purchase Agreement, dated as of May 31, 2024 (Private), incorporated by reference to the copy thereof filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 3, 2024.

There is filed herewith as Exhibit 6 the Form of Pre-funded Warrant (Private), incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed with the SEC on June 3, 2024.

There is filed herewith as Exhibit 7 the Form of Common Warrant, incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on June 3, 2024.”

Page 7 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2024

Dr. Charles Theofilos
/s/ Dr. Charles Theofilos
Kathryn Theofilos /s/ Kathryn Theofilos
Happy Holstein Management, LLC /s/ Kathryn Theofilos
Name: Kathryn Theofilos Title: Manager

Page 8 of 9 Pages

EXHIBIT INDEX

1.	Form of Pre-funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on July 31, 2023)*
2.	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on July 31, 2023)*
3.	Securities Purchase Agreement, dated as of July 31, 2023 (Registered Direct) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 31, 2023)*
4.	Joint Filing Agreement, dated December 18, 2023, entered into by Dr. Charles Theofilos, Kathryn Theofilos and Happy Holstein Management, LLC*
5.	Form of Securities Purchase Agreement, dated as of May 31, 2024 (Private) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 3, 2024)
6.	Form of Pre-funded Warrant (Private) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer on June 3, 2024)
7.	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on June 3, 2024)
* Filed as an exhibit to the Schedule 13D filed on December 18, 2023

Page 9 of 9 Pages